Exhibit 99.1

Qutoutiao Inc. Reports First Quarter 2019 Unaudited Financial Results

SHANGHAI, China, May 20, 2019 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Combined average MAUs[1] reached 111.4 million, representing an increase of 297.4% from 28.0 million in the first quarter of 2018 and an increase of 18.7% from 93.8 million in the previous quarter.
•	Combined average DAUs[2] reached 37.5 million, representing an increase of 231.5% from 11.3 million in the first quarter of 2018 and an increase of 21.4% from 30.9 million in the previous quarter.
•	Average daily time spent per DAU reached 62.1 minutes, representing an increase of 91.1% from 32.5 minutes in the first quarter of 2018 and generally flat quarter-over-quarter.
•	Net revenues increased 373.3% year-over-year to RMB1,118.8 million (US$166.7 million), within the Company’s guided range between RMB1,100.0 million and RMB1,120 million.
•	Net loss was RMB688.2 million (US$102.5 million), compared to net loss of RMB302.6 million in the first quarter of 2018. Net loss margin was 61.5%, compared to 128.0% in the first quarter of 2018.
•

Non-GAAP net loss was RMB617.7 million (US$92.0 million), compared to non-GAAP net loss of RMB216.3 million in the first quarter of 2018. Non-GAAP net loss margin was 55.2%, compared to 91.5% in the first quarter of 2018.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented: “Our user base expanded further in the first quarter, as our products continued to bring fun and value to our users. For Qutoutiao, one of our initiatives to further differentiate content is the ‘Trusted Source Program’ that offers high quality and reliable information on health-related topics. We also signed a distribution partnership with Ultimate Fighting Championship (“UFC”) whose content is loved by our users, and created a dedicated mini video section within the application to respond to the rapidly increasing user appetite for this format. On the other hand, Midu Novels, which was launched in May 2018, has solidified its position as a leading mobile platform for free literature. To further enhance the value proposition of Midu Novels, we plan to launch our proprietary writer platform to promote original content in the second quarter.”

“We continue to attract top talent to join us to drive our core technical capabilities which underpin everything from precise content recommendation to effective targeting in advertising. We leverage the very same capabilities in developing all products, and most recently we have been testing a new short video application for which initial results are promising.” Mr. Tan added.

[1]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[2]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

Mr. Jingbo Wang, Director and Chief Financial Officer of Qutoutiao, commented: “We are pleased to see net revenues reaching a level almost five times as high as one year ago. It has been a transformational twelve months with user base expanding almost four-fold and monetization enhanced. As historically been the case, the first quarter was a low season for advertising, therefore net revenues were lower quarter-on-quarter.”

“Our net loss margin has improved significantly from a year ago, reducing from 128.0% in the first quarter of 2018 to 61.5% in the first quarter of 2019, while non-GAAP net loss margin reduced from 91.5% to 55.2%, thanks to effective cost control. A large part of the improvement has been driven by lower user engagement expenses as a percentage of revenue which has decreased from 81.4% in the first quarter of 2018 to 51.9% in the first quarter of 2019. On a per DAU per day basis, user engagement expense has been consistently reduced in recent quarters, and we see further room for optimization in the future.” Mr. Wang further added.

First Quarter 2019 Financial Results

Net revenues in the first quarter of 2019 were RMB1,118.8 million (US$166.7 million), an increase of 373.3% from RMB236.4 million in the first quarter of 2018.

Advertising and marketing revenues were RMB1,087.2 million (US$162.0 million) in the first quarter of 2019, a significant increase of 371.3% from RMB230.7 million in the first quarter of 2018, primarily due to increases in the Company’s user base, time spent and ability to monetize user traffic.

Other revenues were RMB31.7 million (US$4.7 million) in the first quarter of 2019, an increase of 452.7% from RMB5.7 million in the first quarter of 2018. Other revenues primarily represent revenues from providing agent and platform service between the advertising customers and third-party advertising platforms and online marketing platform services, and the increase was driven by the expanding scale and increasing sophistication of the Company’s advertising platform.

Cost of revenues were RMB279.2 million (US$41.6 million) in the first quarter of 2019, an increase of 336.5% from RMB64.0 million in the first quarter of 2018, primarily attributable to increases in content procurement costs, bandwidth cost and increases in salaries and benefits associated with content management personnel.

Gross profit was RMB839.7 million (US$125.1 million) in the first quarter of 2019, an increase of 387.0% from RMB172.4 million in the first quarter of 2018. Gross margin was 75.0%, compared to 72.9% in the first quarter of 2018.

Research and development expenses were RMB155.4 million (US$23.2 million) in the first quarter of 2019, a significant increase from RMB19.7 million in the first quarter of 2018, primarily due to an increase in R&D headcount as the Company continuously invests in enhancing technology capabilities, more specifically, the Company’s AI-based content recommendation technology.

Sales and marketing expenses were RMB1,297.0 million (US$193.3 million) in the first quarter of 2019, an increase of 257.4% from RMB362.8 million in the first quarter of 2018, primarily attributable to our continued efforts in acquiring users and the increased cost of the loyalty program due to the Company’s enlarged user base.

User engagement expenses were RMB580.8 million (US$86.5 million) in the first quarter of 2019, increased 202.0% year-over-year, primarily due to our enlarged user base. User engagement expenses per DAU per day were RMB0.17 in the first quarter of 2019, a decrease of 8.9% year-over-year and a decrease of 13.2% quarter-over-quarter. The decrease of user engagement expenses per DAU per day was primarily due to the Company’s ongoing efforts in optimizing user engagement expenses for Qutoutiao and the absence of such expenses for new products such as Midu Novels.

User acquisition expenses were RMB675.3 million (US$100.6 million) in the first quarter of 2019, an increase of 339.9% year-over-year. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing, and the increase was primarily driven by the Company’s continued strategic investments into building user base. User acquisition expenses per new installed user3 in the first quarter of 2019 were RMB6.21, compared to RMB6.57 in the fourth quarter of 2018 and RMB5.97 in the first quarter of 2018.

Other sales and marketing expenses were RMB40.9 million (US$6.1 million) in the first quarter of 2019, an increase of 140.5% year-over-year, mainly due to an increase in brand campaigns and promotions as we continue to strengthen our brand recognition.

General and administrative expenses were RMB84.7million (US$12.6 million) in the first quarter of 2019, a decrease of 8.3% from RMB92.3 million in the first quarter of 2018. The decrease was mainly due to the decrease in share-based compensation expenses.

Loss from operations was RMB696.7 million (US$103.8 million), compared to RMB302.5 million in the first quarter of 2018. Operating loss margin was 62.3%, compared to 127.9% in the first quarter of 2018.

Non-GAAP loss from operations was RMB626.2 million (US$93.3million), compared to RMB216.1 million in the first quarter of 2018. Non-GAAP operating loss margin was 56.0%, compared to non-GAAP operating loss margin of 91.4% in the first quarter of 2018.

Net loss was RMB688.2 million (US$102.5 million) in the first quarter of 2019, compared to net loss of RMB302.6 million in the first quarter of 2018. Net loss margin was 61.5%, compared to net loss margin of 128.0% in the first quarter of 2018.

Non-GAAP net loss was RMB617.7 million (US$92.0 million), compared to non-GAAP net loss of RMB216.3 million in the first quarter of 2018. Non-GAAP net loss margin was 55.2%, compared to non-GAAP net loss margin of 91.5% in the first quarter of 2018.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB690.3 million (US$102.9 million), compared to RMB319.5 million in the first quarter of 2018. Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB619.8 million (US$92.4 million), compared to RMB233.2 million in the first quarter of 2018.

Basic and diluted net loss per American Depositary Share (“ADS”) were RMB2.79 (US$0.42). Non-GAAP basic and diluted net loss per ADS were RMB2.51 (US$0.37). Each four ADSs represent one Class A ordinary share of the Company.

Balance Sheet

[3]	“New installed users” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once

As of March 31, 2019, the Company had cash, cash equivalents and short-term investments of RMB1,638.3 million (US$244.1 million), compared to RMB2,301.7 million as of December 31, 2018. This does not include the US$171 million proceeds from the convertible loan advanced by Alibaba and the US$31 million net proceeds from issuing new shares in the follow-on share offering, both of which were received in early April.

Recent Developments

Investment by Alibaba

On March 28, 2019, the Company and Alibaba Investment Limited, an affiliate of Alibaba Group (“Alibaba”), entered into a convertible loan agreement. Pursuant to the agreement, Alibaba advanced approximately US$171 million in aggregate principal amount of convertible loan (the “Convertible Loan”) to the Company on April 4, 2019. The Convertible Loan is convertible into Class A ordinary shares of the Company at Alibaba’s option at a conversion price of US$60 per share, equivalent to US$15 per ADS. Upon full conversion of the Convertible Loan, the Company will issue new shares to Alibaba, representing approximately 4.0% of the Company’s share capital as of the date of the agreement. Interest of 3% per annum will accrue on the Convertible Loan, which will be waived in case of conversion or payable at maturity. The Convertible Loan will mature on April 4, 2022, unless previously repaid or converted in accordance with their terms prior to such date.

Follow-on Public Offering

On April 5, 2019, the Company successfully completed a public offering (the “Offering”) of 3,327,868 ADSs by the Company, every four of which represent one Class A ordinary share of the Company, and 6,672,132 ADSs by several selling shareholders, at a price of US$10 per ADS. The Company raised a total of US$31.0 million in proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable. The Company expects to use the net proceeds from the Offering for general corporate purposes.

Management Change

Qutoutiao today announced that Mr. Lei Li has resigned from the position of CEO due to personal reasons and will remain as Director and Vice Chairman of the board of the Company. Mr. Eric Siliang Tan has taken over as CEO of the Company. Mr. Tan commented: “Lei has played a critical role as a co-founder and a member of the core management team in building the business. We thank him for his contribution and we are grateful that he will continue to support the growth and the future strategy of the Company as Vice Chairman. As the new CEO, I will fully dedicate myself into bringing the Company into the next level.”

The Company also announced the appointment of Mr. Xiaolu Zhu as Co-CFO of the Company, Mr. Zhu will be responsible for investor relations and capital markets related affairs. Prior to joining us, Mr. Zhu served as CFO at KrSpace Inc., a leading Chinese co-working space operator, from April 2018 to March 2019, and as CFO of Qunar, a leading Chinese mobile and online travel service provider, from January 2016 to November 2017. Mr. Zhu was the Vice President of Finance at Lashou Group Inc. from April 2012 to October 2014. Before that, Mr. Zhu worked at Goldman Sachs where he worked on multiple IPOs and M&A transactions of Chinese Internet and technology companies. Mr. Zhu received his L.L.B. from Peking University and J.D. from Duke University. “We are very pleased to welcome Mr. Zhu to join our team and look forward to working with him. He has a wealth of experience with the internet industry in China, the global capital markets and business management.” Mr. Tan added.

Business Outlook

Based on the current market conditions, the Company provides the following outlook reflecting the Company’s preliminary estimates of market and operating conditions, and customer demand:

For the second quarter of 2019, the Company currently expects:

•	Net revenue to be between RMB 1,380 million and RMB 1,420 million.

Conference Call

The Company’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on May 20, 2019 (9:00 a.m. Beijing/Hong Kong time on May 21, 2019).

Dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437
United States (toll free):	+1-866-519-4004
Hong Kong:	+852-3018-6771
Hong Kong (toll free):	800-906-601
China:	400-620-8038
International:	+65-6713-5090
Conference ID:	8599694

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.qutoutiao.net.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until May 27, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697
Hong Kong :	+852-3051-2780
China:	400-632-2162
International:	+61-2-8199-0299
Replay Access Code:	8599694

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP loss from operations, non-GAAP net loss and non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP loss from operations represents loss from operations before share-based compensation expenses; non-GAAP net loss represents net loss before share-based compensation expenses; and non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders represents net loss attributable to Qutoutiao Inc.’s ordinary shareholders before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the rate in effect as of March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.
Oliver Yucheng Chen
E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB
	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,186,288,246	1,357,910,570
Short-term investments	115,436,080	280,430,800
Accounts receivable, net	203,984,074	264,633,930
Amount due from related parties	-	15,128,423
Prepayments and other current assets	120,365,506	112,863,053
Total current assets	2,626,073,906	2,030,966,776

Non-current assets:
Investments	-	5,000,000
Property and equipment, net	13,929,542	14,292,671
Intangible assets	94,527,598	92,124,354
Goodwill	7,268,330	7,268,330
Right-of-use assets, net[4]	-	49,617,598
Other non-current assets	10,672,141	14,196,768
Total non-current assets	126,397,611	182,499,721
Total assets	2,752,471,517	2,213,466,497

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	131,249,219	160,629,599
Registered users’ loyalty payable	256,661,934	214,353,489
Advance from customer	155,099,317	132,685,908
Salary and welfare payable	43,422,202	53,701,933
Tax payable	101,286,721	75,905,643
Lease liabilities, current[5]	-	27,572,248
Accrued liabilities related to users’ loyalty programs	44,133,812	50,914,886
Accrued liabilities and other current liabilities	379,130,559	467,125,509
Total current liabilities	1,110,983,764	1,182,889,215

Lease liabilities, non-current[6]	-	20,506,422
Deferred tax liabilities	23,631,899	23,031,088
Other non-current liabilities	9,686,219	8,874,746
Non-current liabilities	33,318,118	52,412,256
Total liabilities	1,144,301,882	1,235,301,471

[4]

.5.[6] The Company has adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. Under the new provisions, the Company has recognized right-of-use assets and lease liabilities for all operating leases (primarily related to office buildings) with terms more than 12 months.

Total redeemable non-controlling interest	96,936,855	123,902,123

Shareholders’ equity
Ordinary shares	41,547	42,583
Additional paid-in capital	3,684,130,058	3,754,640,839
Accumulated other comprehensive loss	(16,428,875)	(53,452,179)
Accumulated deficit	(2,153,235,425)	(2,843,539,989)
Total Qutoutiao Inc. shareholders’ equity	1,514,507,305	857,691,254
Non-controlling interest	(3,274,525)	(3,428,351)
Total equity	1,511,232,780	854,262,903

Total liabilities, redeemable non-controlling interest and shareholders’ equity	2,752,471,517	2,213,466,497

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended
	March 31	December 31	March 31
	2018	2018	2019
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Advertising and marketing revenues	230,664,011	1,247,922,630	1,087,178,223
Other revenue	5,730,194	79,070,591	31,671,630

Net revenues	236,394,205	1,326,993,221	1,118,849,853

Cost of revenues	(63,966,611)	(203,797,630)	(279,192,974)

Gross profit	172,427,594	1,123,195,591	839,656,879

Operating expenses:
Research and development expenses	(19,696,838)	(126,964,578)	(155,383,992)
Sales and marketing expenses	(362,844,131)	(1,368,133,058)	(1,296,951,191)
General and administrative expenses	(92,343,300)	(45,191,017)	(84,664,699)
Total operating expenses	(474,884,269)	(1,540,288,653)	(1,536,999,882)

Other gains-net	-	724,892	626,110

Loss from Operations	(302,456,675)	(416,368,170)	(696,716,893)

Interest income	656,571	16,926,642	12,913,540
Foreign exchange related gains, net	(791,438)	798,476	(2,925,080)
Other gains/(loss), net	(13,680)	276,700	(2,057,303)

Loss before provision for income taxes	(302,605,222)	(398,366,352)	(688,785,736)
Income tax benefits	-	400,541	600,811

Net loss	(302,605,222)	(397,965,811)	(688,184,925)

Net loss attributable to non-controlling interests	-	432,220	153,826
Net loss attributable to Qutoutiao Inc.	(302,605,222)	(397,533,591)	(688,031,099)

Accretion to convertible redeemable preferred shares redemption value	(14,959,825)	-	-
Accretion to redemption value of Series A convertible redeemable preferred shares interests of a subsidiary	-	(978,201)	(2,273,465)
Deemed dividend to preferred shareholders	(1,916,871)	-	-

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders	(319,481,918)	(398,511,792)	(690,304,564)

Net loss	(302,605,222)	(397,965,811)	(688,184,925)
Other comprehensive loss/(income):
Foreign currency translation adjustment, net of nil tax	1,500,793	(4,435,872)	(37,023,304)
Total comprehensive loss	(301,104,429)	(402,401,683)	(725,208,229)
Comprehensive loss attributable to non-controlling interests	-	432,220	153,826
Comprehensive loss attributable to Qutoutiao Inc.	(301,104,429)	(401,969,463)	(725,054,403)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(3.32)	(1.61)	(2.79)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	96,250,000	247,084,992	247,358,700
— Diluted	96,250,000	247,084,992	247,358,700

QUTOUTIAO INC.

Reconciliations of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended
	March 31	December 31	March 31
	2018	2018	2019
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Loss from Operations	(302,456,675)	(416,368,170)	(696,716,893)
Add: Share-based compensation expenses
Cost of revenue	578,332	2,170,147	1,656,985
General and administrative	83,208,457	15,186,820	45,429,920
Sales and marketing	1,226,675	2,946,192	7,090,761
Research and development	1,308,140	10,935,183	16,333,114

Non-GAAP Loss from Operations	(216,135,071)	(385,129,828)	(626,206,113)

Net loss	(302,605,222)	(397,965,811)	(688,184,925)
Add: Share-based compensation expenses
Cost of revenue	578,332	2,170,147	1,656,985
General and administrative	83,208,457	15,186,820	45,429,920
Sales and marketing	1,226,675	2,946,192	7,090,761
Research and development	1,308,140	10,935,183	16,333,114

Non-GAAP net loss	(216,283,618)	(366,727,469)	(617,674,145)

Net loss attributable to Qutoutiao Inc.	(302,605,222)	(397,533,591)	(688,031,099)
Add: Share-based compensation expenses
Cost of revenue	578,332	2,170,147	1,656,985
General and administrative	83,208,457	15,186,820	45,429,920
Sales and marketing	1,226,675	2,946,192	7,090,761
Research and development	1,308,140	10,935,183	16,333,114

Non-GAAP net loss attributable to Qutoutiao Inc.	(216,283,618)	(366,295,249)	(617,520,319)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(319,481,918)	(398,511,792)	(690,304,564)
Add: Share-based compensation expenses
Cost of revenue	578,332	2,170,147	1,656,985
General and administrative	83,208,457	15,186,820	45,429,920
Sales and marketing	1,226,675	2,946,192	7,090,761
Research and development	1,308,140	10,935,183	16,333,114

Non-GAAP Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(233,160,314)	(367,273,450)	(619,793,784)

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):
Basic and diluted	(2.42)	(1.48)	(2.51)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
Basic	96,250,000	247,084,992	247,358,700
Diluted	96,250,000	247,084,992	247,358,700

QUTOUTIAO INC.

APPENDIX I – Margin Structure

(As % of net revenues, or otherwise noted)

	For the three months ended
	March 31	June 30	September 30	December 31	March 31
	2018	2018	2018	2018	2019
Net revenues	100.00%	100.00%	100.00%	100.00%	100.00%
Cost and Expenses
Content procurement	11.2%	6.4%	5.2%	5.1%	8.1%
Other cost of sales[7]	15.6%	10.5%	10.3%	10.1%	16.7%
User engagement	81.4%	51.1%	49.2%	42.5%	51.9%
User acquisition	64.9%	42.5%	54.5%	56.3%	60.4%
Other sales and marketing	6.7%	4.4%	2.9%	4.1%	3.0%
Research and development	7.8%	7.9%	7.0%	8.7%	12.4%
General and administrative	3.9%	2.3%	2.4%	2.3%	3.5%

Non-GAAP operating loss margin	(91.4%)	(25.0%)	(31.6%)	(29.0%)	(56.0%)

[5]	“Other cost of sales” refers to the cost unrelated to content procurement, such as bandwidth, domains, and salaries and benefits for content management employees.

QUTOUTIAO INC.

APPENDIX II – Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	March 31	June 30	September 30	December 31	March 31
	2018	2018	2018	2018	2019
Net revenues	236.4	481.4	977.3	1,327.0	1,118.8

User engagement expenses[8]	192.3	245.8	481.0	563.3	580.8
User acquisition expenses[9]	153.5	204.7	532.2	746.9	675.3
Other sales and marketing expenses	17.0	23.6	31.8	57.9	40.9

Total sales and marketing expenses	362.8	474.1	1,045.0	1,368.1	1,297.0

Combined Average MAUs (in millions)	28.0	34.1	65.2	93.8	111.4
Combined Average DAUs (in millions)	11.3	12.6	21.3	30.9	37.5
New installed users (in millions)	25.7	39.7	88.6	113.6	108.7

Net Revenues per DAU per day(RMB)	0.23	0.42	0.50	0.47	0.33
User engagement expenses per DAU per day (RMB)	0.19	0.21	0.25	0.20	0.17
User acquisition expenses per new installed user(RMB)	5.97	5.15	6.01	6.57	6.21

[6]

We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivize word-of-mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per average DAUs per day” refer to such expenses incurred on an average DAU per day during a particular period.

[7]

“User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new registered user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.